Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 3.3.2022

1. Question 18 – Updated to change the number of principals from 13 to 15

2. Schedule A -   Updated to add the following individuals as Principals:
   a. Criag Thomas Abruzzo – Head of Business
   b. Sebastian Joseph Crapanzano – Head of Business

3. Documents Uploaded:
   a. Amendment Filing Summary of Changes (new)
   b. Morgan Stanley Bank, N.A. – NFA Form 7-R (new)
   c. Item 13a – supplemental Information (previously submitted)